UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-1(a)

(Amendment No. 19)*

TRUMP ENTERTAINMENT RESORTS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89816T 10 3
(CUSIP Number)

Robert M. Pickus Trump Entertainment Resorts, Inc. 15 South Pennsylvania Avenue Atlantic City, NJ 08401 (609) 449-5866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Floyd I. Wittlin, Esq.
Bingham McCutchen LLP
399 Park Avenue
New York, NY 10022
(212) 705-7466

July 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89816T 10 3	Schedule 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Donald J. Trump
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,071,428(1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,071,428(1)
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,071,428(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%(2)
14	TYPE OF REPORTING PERSON (see instructions) IN
(1) Includes 535,714 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant immediately exercisable.

(2) Calculated based on 10,714,286 shares of common stock outstanding as of July 16, 2010, as reported in the Plan of Reorganization (as defined in Item 1 to this Schedule 13D) as filed with the SEC on May 12, 2010 as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q.

CUSIP NO. 89816T 10 3	Schedule 13D	Page 3 of 9 Pages

Explanatory Note.

This Amendment No. 19 to Schedule 13D (this “Amendment”) is being filed on behalf of Mr. Donald J. Trump (the “Reporting Person”), and amends the Schedule 13D filed by the Reporting Person, Ace Entertainment Holdings Inc., a New Jersey corporation wholly owned by the Reporting Person and formerly known as Trump Casinos, Inc., and Trump Casinos II, Inc., a New Jersey corporation formerly wholly owned by the Reporting Person, on June 22, 1995 (the “Initial Schedule 13D”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and Amendment No. 18 to the Initial Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on April 25, 1996, October 16, 1996, March 26, 1997, April 30, 1999, January 18, 2001, July 3, 2001, August 10, 2001, April 25, 2002, June 18, 2003, August 12, 2004, January 31, 2005, May 23, 2005, May 12, 2006, February 18, 2009, September 29, 2009, October 14, 2009, November 19, 2009 and December 3, 2009, respectively (the Initial Schedule 13D, together with all such amendments thereto, this “Schedule 13D”).  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the section in its entirety and replacing it with the following:

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Trump Entertainment Resorts, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 15 South Pennsylvania Avenue, Atlantic City, New Jersey 08401.

Pursuant to and in accordance with the Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Debtors and the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015, as filed with the United States Bankruptcy Court for the District of New Jersey in Camden, New Jersey (the “Bankruptcy Court”), in final form, on May 7, 2010 (the “Plan of Reorganization”), on July 16, 2010, the Company amended and restated its certificate of incorporation to make various changes including (i) providing that the Company will not issue any non voting securities in violation of Section 1123(a)(6) of the Bankruptcy Code, (ii) authorizing 20,000,000 shares of Common Stock and 2,000,000 shares of undesignated preferred stock of the Company, (iii) providing for certain preemptive rights, and (iv) classifying the board of directors of the Company (the “Amended and Restated Charter”).  A copy of the Amended and Restated Charter of the Company was filed as Exhibit 3.1 to the Company’s Amendment No. 1 to Form 8-A as filed with the SEC on July 16, 2010.

Upon the Plan of Reorganization becoming effective on July 16, 2010, among other transactions, all of the Company’s prior equity interests were canceled and a total of 10,714,286 shares of new Common Stock were issued to various parties.  The Company issued to the Reporting Person (i) 535,714 shares of new Common Stock and (ii) a warrant (the “DJT Warrant”) exercisable to purchase for cash up to 535,714 shares of the Company’s Common Stock, at an exercise price of $123.74 per share, subject to certain anti-dilution provisions and with an expiration date of July 16, 2015.

See Items 3 and 4 for a further discussion regarding the transactions consummated in connection with the issuance of the shares and the DJT Warrant.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting it in its entirety and replacing it with the following:

(a) This Schedule 13D is being filed by the Reporting Person.

CUSIP NO. 89816T 10 3	Schedule 13D	Page 4 of 9 Pages

(b) The business address of the Reporting Person is c/o The Trump Organization, 725 Fifth Avenue, New York, NY 10022.

(c) The Reporting Person’s principal occupation is the Chairman of the board of directors, President and Chief Executive Officer of The Trump Organization, a real estate development company wholly owned by the Reporting Person.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by deleting the item in its entirety and replacing it with the following:

On July 16, 2010, pursuant to the terms of the Plan of Reorganization and the Plan Support Agreement (the “Support Agreement”), dated as of November 16, 2009, by and among certain holders, and/or their investment advisors or managers, of the 8.5% Senior Secured Notes Due 2015 issued by Trump Entertainment Resorts Holdings, L.P. and Trump Entertainment Resorts Funding, Inc., and the Reporting Person, Ivanka Trump, The Trump Organization, Ace Entertainment Holdings, Inc., and each of their respective affiliates or entities under the control, directly or indirectly, of the Reporting Person and/or Ivanka Trump (the “DJT Parties”), the DJT Parties entered into the Services Agreement (as defined below), the Trademark License Agreement (as defined below) and the Supplemental Trademark Agreement (as defined below) and, in exchange, the Company issued to the Reporting Person (i) 535,714 shares of the Company’s Common Stock and (ii) the DJT Warrant.  In addition, the DJT Parties waived certain claims held by the DJT Parties against the Company.

On July 16, 2010, the Company, Trump Entertainment Resorts Holdings, L.P. and the Reporting Person and Ivanka Trump (together, the “Trump Parties”) entered into an amended and restated services agreement (the “Services Agreement”), which amends, restates and supersedes the previous services agreement entered into among the parties in 2005.  Subject to certain terms and conditions, the Services Agreement prohibits the Reporting Person from, among other things, (i) consulting for or providing services to any person (other than the Company and its subsidiaries), related to the promotion of such person’s Casino and Gaming Activities (as such term is more specifically defined in the Trademark License Agreement), in any part of designated restricted territories consisting of New York, New Jersey, Connecticut, Pennsylvania, Maryland and Delaware (the “Restricted Territories”) or (ii) being an officer, director or employee (whether or not for compensation) of any person (other than the Company and its subsidiaries) engaged directly, or through subsidiaries, in Casino and Gaming Activities in any part of the Restricted Territories, if (and only if) more than 42.5% of such person’s total consolidated revenues are derived directly from Casino and Gaming Activities in the Restricted Territories.  Further, the Reporting Person is limited with respect to his potential activities relating to, and any ownership by him of stock of Harrah’s Entertainment, Inc.  The Services Agreement also provides that the Company may request either or both of the Trump Parties to participate in promotional, marketing or advertising activities on behalf of the Company on such terms as the Trump Parties and the Company may agree in their respective sole and absolute discretion. The Services Agreement will be in effect from July 16, 2010 until either the Trademark License Agreement (as defined below) is terminated or upon termination pursuant to the terms of the Services Agreement, including upon 30 days notice by Trump Entertainment Resorts Holdings, L.P. or the Company, automatically with respect to a Trump Party in the event of such Trump Party’s death or upon notice by the Trump Parties following the occurrence of the Restricted Expiration Date (as defined in the Trademark License Agreement).

On July 16,  2010, Trump Entertainment Resorts Holdings, L.P., the Company, and certain of its subsidiaries (collectively, the “Licensee Entities”) entered into a Second Amended and Restated Trademark License Agreement with the Trump Parties (the “Trademark License Agreement”), which amends, restates and

CUSIP NO. 89816T 10 3	Schedule 13D	Page 5 of 9 Pages

supersedes the previous trademark license agreement among the Company, Trump Entertainment Resorts Holdings, L.P. and the Reporting Person and provides that the Trump Parties grant the Licensee Entities a royalty-free license to use certain trademarks, service marks, names, domain names and related intellectual property associated with the name “Trump” and the Trump Parties (the “Trump Parties Intellectual Property”) in connection with Trump Entertainment Resorts Holdings, L.P.’s Casino and Gaming Activities relating to the Company’s three existing casino properties in Atlantic City, New Jersey (Trump Taj Mahal Casino Resort, Trump Plaza Hotel & Casino and Trump Marina Hotel & Casino), subject to certain terms and conditions. The Trademark License Agreement will remain in effect until terminated pursuant to its terms, including but not limited to, upon 30 days notice by Trump Entertainment Resorts Holdings, L.P., failure to use the Licensed Marks (as defined in the Trademark License Agreement), a sale of all of the casino properties, the use by the Licensee Entities of any of the Trump Parties Intellectual Property in a manner inconsistent with the Trademark License Agreement or certain other breaches or defaults by the Licensee Entities of the terms and provisions therein.

On July 16, 2010, the Reporting Person, the Company, Trump Entertainment Resorts Holdings, L.P., and Trump Taj Mahal Associates, LLC, entered into a Supplement to the Second Amended and Restated Trademark License Agreement (the “Supplemental Trademark Agreement”), which supplements the Trademark License Agreement under which the Reporting Person grants an exclusive license, for a period of time, to a certain mark in exchange for the rights to certain domain names from the Company.

The foregoing summary is qualified in its entirety by reference to the following, each of which is incorporated by reference in this Schedule 13D: (i) the DJT Warrant, a copy of which is attached as Exhibit 10.5 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010 (ii) the Support Agreement, a copy of which is attached as Exhibit XXX to this Schedule 13D (Amendment No. 18) as filed with the SEC on December 3, 2009, (iii) the Services Agreement, a copy of which is attached as Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010, (iv) the Trademark License Agreement, a copy of which is attached as Exhibit 10.4 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010, (v) the Supplemental Trademark Agreement, a copy of which is filed as Exhibit XXXI to this Amendment, and (vi) the Plan of Reorganization, a copy of which is attached to the Confirmation Order (as defined below), which is attached as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 12, 2010.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph thereof in its entirety and replacing such singular paragraph with the following:

On May 7, 2010, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan of Reorganization, as filed with the Bankruptcy Court, in final form, on May 7, 2010.

On July 16, 2010, the Plan of Reorganization became effective and the transactions contemplated by the Plan of Reorganization were substantially consummated.   Pursuant to the Plan of Reorganization, on July 16, 2010, the following occurred:

•	the Services Agreement, the Trademark License Agreement, the Supplemental Trademark Agreement and the DJT Warrant were executed and delivered and became effective;

•
in consideration of the Trump Parties entering into the Trademark License Agreement, the Services Agreement and the Supplemental Trademark Agreement, and in accordance with the Support Agreement, 535,714 shares of the Company’s new Common Stock, along with the DJT Warrant to purchase up to an additional 535,714 shares were issued to the Reporting Person and, in addition, the DJT Parties waived certain claims held by the DJT Parties against the Company; and

•	all prior equity interests in the Company were canceled on July 16, 2010.

See Item 3 for a further discussion regarding the transactions consummated in connection with the Plan of Reorganization.

CUSIP NO. 89816T 10 3	Schedule 13D	Page 6 of 9 Pages

The foregoing summary is qualified in its entirety by reference to the following, each of which is incorporated by reference in this Schedule 13D: (i) the DJT Warrant, a copy of which is attached as Exhibit 10.5 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010 (ii) the Support Agreement, a copy of which is attached as Exhibit XXX to this Schedule 13D (Amendment No. 18) as filed with the SEC on December 3, 2009, (iii) the Services Agreement, a copy of which is attached as Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010, (iv) the Trademark License Agreement, a copy of which is attached as Exhibit 10.4 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010, (v) the Supplemental Trademark Agreement, a copy of which is filed as Exhibit XXXI to this Amendment, (vi) the Plan of Reorganization, a copy of which is attached to the Confirmation Order, which is attached as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 12, 2010, and (vii) the Confirmation Order, a copy of which is attached as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 12, 2010.

As previously reported, the Reporting Person may, from time to time, effect open market purchases of equity securities of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the item in its entirety and replacing it with the following:

(a), (b) As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (assuming the exercise of the DJT Warrant) including the number of shares of Common Stock as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, are set forth in the table below.

Upon the Plan of Reorganization becoming effective on July 16, 2010, the Company issued a total of 10,714,286 shares of common stock.

Reporting Person	Number of Shares with Sole Power to Vote	Number of Shares with Shared Power to Vote	Number of Shares with Sole Power to Dispose	Number of Shares with Shared Power to Dispose	Aggregate of Shares Beneficially Owned	Adjusted Number if Shares Outstanding (1)	Percent of Shares Beneficially Owned(1)
Donald J. Trump	1,071,428(2)	0	1,071,428(2)	0	1,071,428(2)	11,250,000(3)	9.52%

(1) Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable with 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

(2) Consists of (i) 535,714 shares of Common Stock held directly by the Reporting Person and (ii) 535,714 shares of Common Stock issuable upon exercise of the DJT Warrant.

(3) Consists of all shares of Common Stock of the Company issued and outstanding and all shares of Common Stock reserved for issuance and beneficially owned by the Reporting Person, including shares issuable upon the exercise of the DJT Warrant.

CUSIP NO. 89816T 10 3	Schedule 13D	Page 7 of 9 Pages

(c) Except for the transactions described in Item 4 above and this Item 5, during the last 60 days there were no transactions with respect to the Common Stock effected by the Reporting Person.

(d) Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities discussed herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraphs to the end thereof:

On July 16, 2010, pursuant to the terms of the Plan of Reorganization and the Support Agreement, the DJT Parties entered into the Services Agreement, the Trademark License Agreement and the Supplemental Trademark Agreement and, in exchange, the Company issued to the Reporting Person (i) 535,714 shares of the Company’s Common Stock and (ii) the DJT Warrant.  In addition, the DJT Parties waived certain claims held by the DJT Parties against the Company.

See Items 3 and 4 for a further discussion regarding these transactions.

The foregoing summary is qualified in its entirety by reference to the following, each of which is incorporated by reference in this Schedule 13D: (i) the DJT Warrant, a copy of which is attached as Exhibit 10.5 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010 (ii) the Support Agreement, a copy of which is attached as Exhibit XXX to this Schedule 13D (Amendment No. 18) as filed with the SEC on December 3, 2009, (iii) the Services Agreement, a copy of which is attached as Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010, (iv) the Trademark License Agreement, a copy of which is attached as Exhibit 10.4 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010, (v) the Supplemental Trademark Agreement, a copy of which is filed as Exhibit XXXI to this Amendment, (vi) the Plan of Reorganization, a copy of which is attached to the Confirmation Order, which is attached as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 12, 2010, and (vii) the Confirmation Order, a copy of which is attached as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 12, 2010.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits:

Exhibit XXXI
Supplement to the Second Amended and Restated Trademark License Agreement, dated July 16, 2010, Donald J. Trump, Trump Entertainment Resorts, Inc., Trump Entertainment Resorts Holdings, L.P., and Trump Taj Mahal Associates, LLC.

Exhibit XXXII
Amended and Restated Services Agreement, dated July 16, 2010, by and among Donald J. Trump, Ivanka Trump, Trump Entertainment Resorts, Inc., and Trump Entertainment Resorts Holdings, L.P., a copy of which is attached as Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010 and incorporated by reference herein.

Exhibit XXXIII
Second Amended and Restated Trademark License Agreement, dated July 16, 2010, by and among Donald J. Trump, Ivanka Trump, Trump Entertainment Resorts, Inc., Trump Entertainment Resorts Holdings, L.P., Trump Taj Mahal Associates, LLC, Trump Plaza Associates, LLC, and Trump Marina Associates, LLC., a copy of which is attached as Exhibit 10.4 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010 and incorporated by reference herein.

Exhibit XXXIV
Warrant to Purchase Common Stock of Trump Entertainment Resorts, Inc., dated July 16, 2010, a copy of which is attached as Exhibit 10.5 to the Company’s Current Report on Form 8-K as filed with the SEC on July 20, 2010 and incorporated by reference herein.

CUSIP NO. 89816T 10 3	Schedule 13D	Page 8 of 9 Pages

Exhibit XXXV
Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Debtors and the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015, as filed with the United States Bankruptcy Court for the District of New Jersey in Camden, New Jersey, in final form, on May 7, 2010, a copy of which is attached to the Confirmation Order, which is attached as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 12, 2010.

Exhibit XXXVI
Order of the Bankruptcy Court confirming the Plan of Reorganization, as filed with the Bankruptcy Court, in final form, on May 7, 2010, a copy of which is attached as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 12, 2010.

CUSIP NO. 89816T 10 3	Schedule 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 22, 2010                                                                By:           /s/ Donald J. Trump
 Name:           Donald J. Trump